Exhibit 99.3

BURCON UPDATES ON PEAZAZZ™

Vancouver, British Columbia, February 23, 2012— Burcon NutraScience Corporation (TSX – BU; NASDAQ - BUR) (“Burcon”) is pleased to provide an update of our Peazazz™ pea protein.

As reported in Burcon’s November 15, 2011 news release, Burcon is in discussions with a potential partner for the commercialization of its Peazazz™ pea protein. Those discussions have now progressed to an advanced stage with Burcon agreeing to a period of exclusivity while the two parties continue their due diligence investigations and negotiations with the goal of forming an alliance, although no assurance can be made that an agreement will be reached.

Like soy, pea protein is an existing global industry with market acceptance by both consumers and food processors of pea protein in general. Similarly, pea protein enjoys global regulatory approval for its use in food and nutritional products. Burcon anticipates that the existing pea protein industry and the established regulatory approval will facilitate the process of bringing Peazazz™ to market.

“The growing demand for alternative nutritious and functional plant proteins sets the stage for our Peazazz™ pea protein,” said Johann F. Tergesen, President and Chief Operating Officer, adding, “We are pleased with the market interest that our Peazazz™ has generated and we are now making Peazazz™ a top commercialization priority.”

Peazazz™ is 100% soluble, transparent and heat-stable in low pH solutions. Peazazz™ has clean flavour characteristics and should be well suited for use in low pH beverages, as well as a variety of other healthy and great tasting food and beverage product applications. Its nutritional and functional characteristics should make Peazazz™ an attractive ingredient to companies looking for an alternative plant protein ingredient.

Pea is a widely accepted and consumed vegetable, recognized for its nutritional value and health benefits. Burcon’s Peazazz pea protein can easily be incorporated into a variety of foods and beverages including low pH fruit juices and juice blends, sport nutrition drinks, powdered beverages, fortified waters, bars, baked goods and vegetarian and vegan foods.

Burcon’s Peazazz™ pea protein isolate is non-allergenic and can be produced from a non-GMO source.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, the only vegetable-based protein that offers clarity and complete protein nutrition for low pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein isolate and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 179 issued patents in various countries, including 31 issued U.S. patents, and in excess of 350 additional pending patent applications, 68 of which are U.S. patent applications.

CLARISOY™ is under license from Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca